UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                                   FOHP, Inc.
                                (Name of Issuer)

                        Convertible Subordinated Surplus
                       Debentures, Convertible into Common
                      Stock, per value $.01 per share, and
                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                               -[Not Applicable]-
                                 (CUSIP Number)

                             Michael E. Jansen, Esq.
                         Foundation Health Systems, Inc.
                              225 North Main Street
                                Pueblo, CO 81003
                                 (719) 542-0500
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                    Copy to:

                                Mark J. Mihanovic
                             McDermott, Will & Emery
                       2049 Century Park East, 34th Floor
                             Los Angeles, CA  90067
                                 (310) 277-4110

                         December 1 and December 8, 1997
             (Date of Event which Requires Filing of this Statement)


Check the following box if a fee is being paid with the statement.  / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                            AMENDMENT TO SCHEDULE 13D

CUSIP No. Not Applicable                                      Page 2 of 11 Pages
_______________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Foundation Health Systems, Inc.  (IRS Identification No. 95-4288333)
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                 (b) / /
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS

     BK;  WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                    7    SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY 97,913,161 shares of common stock, par value $.01 per share
     OWNED BY  ("Common Stock") of FOHP, Inc. (the "Issuer"), plus such
     EACH      additional number of shares of such Common Stock issuable upon
     REPORTING conversion of convertible subordinated surplus debentures (the
     PERSON    "Debentures") held by Foundation Health Systems, Inc. ("FHS") as
     WITH:     represents 99.99% of the total outstanding equity of the Issuer on a fully-diluted basis (taking into account the conversion or partial conversion of the Debentures, the conversion of all other securities convertible into shares of Common Stock and the exercise of all warrants and options exercisable for shares of
               Common Stock)
                    8    SHARED VOTING POWER

                         -0-

                    9    SOLE DISPOSITIVE POWER

               97,913,161 shares of Common Stock plus such additional number of shares of Common Stock upon conversion of the Debentures as represents 99.99% of the total outstanding equity of the Issuer on a fully-diluted basis (taking into account conversion or partial conversion of the Debentures, the conversion of all other securities convertible into shares of Common Stock and the exercise of all warrants and options exercisable for shares of Common Stock)
                    10   SHARED DISPOSITIVE POWER

                                   -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,913,161 shares of Common Stock plus such additional number of shares of such Common Stock upon conversion of the Debentures as represents 99.99% of the total outstanding equity of the Issuer on a fully-diluted basis (taking into account the conversion or partial conversion of the Debentures, the conversion of all other securities convertible into shares of Common Stock and the exercise of all warrants and options exercisable for shares of Common Stock)


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     99.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON
                                       CO

________________________________________________________________________________
                  AMENDMENT TO STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          Foundation Health Services, Inc., a Delaware corporation ("FHS"), hereby amends the Statement on Schedule 13D (the "Original Statement") relating to Convertible Subordinated Surplus Debentures of FOHP, Inc., a New Jersey corporation (the "Company"), convertible into common stock, par value $.01 per share ("Common Stock") of the Company and the Common Stock of the Company. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement.


Item 1.   Security and Issuer

          Item 1 is restated in its entirety as follows:

          The securities to which this amendment relates are (a) the 4,941,049 shares of Common Stock of Company (with principal executive offices located at 2 Bridge Avenue, Red Bank, New Jersey 07701), which were issued by the Company upon the conversion by FHS on December 1, 1997 of the Convertible Subordinated Surplus Debentures dated as of April 30, 1997 (the "April 30 Debentures"), and the 92,804,003 shares of Common Stock which were issued by the Company upon the partial conversion by FHS on December 8, 1997 of the Convertible Subordinated Surplus Debentures, dated as of December 8, 1997 (the "December 8 Debentures") (the December 8 Debentures, together with the April 30 Debentures, are referred to herein collectively as the "FOHP Debentures"), the form of which is attached hereto as Exhibit A; plus (b) the Common Stock into which the remaining portion of the December 8 Debentures are convertible, which, taken together with the shares of Common Stock issued by the Company pursuant to the conversion of the April 30 Debentures and the partial conversion of the December 8 Debentures, represents 99.99 percent of the total outstanding equity of the Company, on a fully-diluted basis (taking into account the partial conversion of the December 8 Debentures, the conversion of the April 30 Debentures, the conversion of all other securities convertible into shares of Common Stock and the exercise of all warrants and options exercisable for shares of Common Stock).


Item 2.   Identity and Background

          Item 2 is unchanged except for the attached Schedule I hereto, which is restated in its entirety.


Item 3.   Source and Amount of Funds or other Consideration

          Item 3 is amended by the addition of the following paragraphs:

          The source of the funds paid to FOHP at the closing of the sale of the December 8 Debentures was borrowings by FHS under a credit facility issued by a consortium of commercial banks led by Bank of America, National Trust & Savings Association ("B of A") and working capital of FHS. The aggregate purchase price for, and principal amount of, the December 8 Debentures was $29 million.

          FHS converted $50 million of the principal amount of the April 30 Debentures for the 4,941,049 shares of Common Stock and converted $18,952,930 of the principal amount of the December 8 Debentures for the 92,804,003 shares of Common Stock. No additional cash payments from FHS were required in connection with such conversions. Such numbers of shares of Common Stock, when taken with the 168,109 shares already owned by FHS, equals 97,913,161 shares of Common Stock.


Item 4.   Purpose of Transaction

          Item 4 is restated in its entirety as follows:

          Upon the conversion of the FOHP Debentures by FHS acquired a majority equity interest in the Company and the right to name a majority of the Board of Directors of the Company (the "Company Board").

           FHS, in its capacity as majority shareholder of the Company, has the right to designate such number of directors on the Company Board (the "FHS Designees") as reflects its percentage ownership of the Common Stock. Until such time as FHS exercises such right, FHS has the right to appoint FHS Designees as represents no less than 15% of the total number of directors on the Company Board. FHS has named three individuals to the Company Board. FHS may at any time appoint more FHS Designees and take majority control of the Company Board by shareholder vote.

          Notwithstanding the above, for so long as any shares of Common Stock are held by any "NJ Practitioner" (as such term is defined in the Company Bylaws), "NJ Acute Care Institution" (as such term is defined in the Company Bylaws), affiliate to an NJ Acute Care Institution, or other health care provider to First Option Health Plan of New Jersey, Inc., a New Jersey corporation and a wholly-owned subsidiary of the Company ("FOHP-NJ"), the Company Board shall include as directors not less than three persons who are not designated by FHS, one of whom shall be an NJ Practitioner and another a representative of an NJ Acute Care Institution.

          FHS has the right, under the Amended and Restated Securities Purchase Agreement (attached to the Original Statement as Exhibit B), dated February 10, 1997, among FHS, the Company and FOHP-NJ, and amended by an Amendment (attached to the Original Statement as Exhibit C) dated March 13, 1997 (as so amended, referred to herein as the "Amended Purchase Agreement"), to acquire the remaining shares of Common Stock not then owned thereby pursuant to a tender offer, merger, consolidation or other business combination transaction for consideration (to be paid in cash or FHS stock) equal to the value of such Common Stock based on appraiser determinations at any time during the 1999 calendar year. FHS has not made a determination as to whether it will so acquire such remaining shares of Common Stock.

          Pursuant to the General Administrative Management Services Agreement, dated April 30, 1997, between the Company and FHS (attached to the Original Statement as Exhibit E), FHS provides a variety of management services to the Company, including provider contracting, utilization review and quality assurance, employee relations, sales and marketing and strategic planning. FHS has also entered into the Management Information Systems and Claims Processing Service Management Services Agreement, dated April 30, 1997 (attached to the Original Statement as Exhibit F) pursuant to which FHS has the option to provide information systems and claims processing services to the Company. FHS is not currently providing such services, but retains the option to provide them.

          FHS may change its intentions or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as described herein, FHS has no current plans which relate or would result in any of the events described in Sections (a) through (j) of the instructions to this Item 4 of Schedule 13D.


Item 5.   Interest in the Securities of the Issuer

          a) FHS directly owns 97,913,161 shares of Common Stock as a result of its conversion of the FOHP Debentures. FHS has the right to convert the remaining portion of the December 8 Debentures into such number of shares of Common Stock as represents 99.99 percent of the authorized shares of Common Stock on a fully-diluted basis (taking into account the conversion or partial conversion of the FOHP Debentures, the conversion of all other securities convertible into shares of Common Stock and the exercise of all warrants and options exercisable for shares of Common Stock).

          b) The responses to Items 7-11 of the cover page of this Amendment to Schedule 13D relating to beneficial ownership of Common Stock are incorporated herein by reference.

          c)   Not applicable.

          d)   Not applicable.

          e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is amended by the addition of the following paragraph:

          FHS purchased Subordinated Surplus Debentures (the "December 31 Debentures"), dated as of December 31, 1997, in the principal amount of $24 million from the Company. The Debentures are not convertible into any equity security of the Company and are subordinated to all other indebtedness of the Company and its subsidiaries. The December 31 Debentures bear interest at an annual rate equal to the rate charged to FHS under its credit facility issued by a consortium of commercial banks led by B of A (or such other credit facility as may be used to refinance such facility). The December 31 Debentures mature and are payable by the Company to FHS on December 31, 2002. A form of the December 31 Debentures is attached hereto as Exhibit B.


Item 7.   Material to be filed as Exhibits.

Exhibit A:     Form of the Convertible Subordinated Surplus Debentures of the
               Company, dated as of December 8, 1997, purchased by FHS.

Exhibit B:     Form of the Subordinated Surplus Debentures of the Company, dated as of December 31, 1997, purchased by FHS.



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment to statement is true, complete and correct.

                              Foundation Health Systems, Inc.

                              s/ Michael E. Jansen
                              By:  Michael E. Jansen, Esq.
                              Title: Vice President, Assistant Secretary and Assistant General Counsel

                                   SCHEDULE I


                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                         FOUNDATION HEALTH SYSTEMS, INC.

     The directors and executive officers of Foundation Health Systems, Inc. are identified in the tables below.


                                    DIRECTORS

 NAME                  PRESENT PRINCIPAL
                       OCCUPATION           BUSINESS ADDRESS

 Malik M. Hasan,       Chairman of the      c/o Foundation
 M.D.                  Board and Chief      Health
                       Executive Officer of Systems, Inc.
                       FHS                  21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Patrick Foley         Chairman, President  DHL Airways, Inc.
                       and Chief Executive  333 Twin Dolphin
                       Officer of DHL       Drive
                       Airways              Redwood City, CA
                                            94065
 Earl B. Fowler        President of Fowler  Fowler International
                       International        Corporation
                       Corporation          Crystal Park III
                                            2231 Crystal Drive
                                            Suite 500
                                            Arlington, VA 22202

 Richard W. Hanselman  Consultant           3017 Poston Avenue
                                            Nashville, TN 37203

 Richard J.            Chairman Emeritus of Unocal Corporation
 Stegemeier            Unocal Corporation   376 Valencia Avenue
                                            Brea, CA 92621

 Raymond S. Troubh     Financial Consultant 10 Rockefeller Plaza
                                            Suite 172
                                            New York, NY 10020

 J. Thomas Bouchard    Senior Vice          I.B.M.
                       President, Human     One Old Orchard Road
                       Resources of         Mail Drop 326
                       International        Armonk, NY 10504
                       Business Machines
                       Corporation

 George Deukmejian     Partner, Sidley &    Sidley & Austin
                       Austin               555 West Fifth
                                            Street
                                            40th Floor
                                            Los Angeles, CA
                                            90013

 Thomas T. Farley      Senior Partner,      Petersen, Fonda,
                       Petersen, Fonda,     Farley, Mattoon,
                       Farley, Mattoon,     Crockenberg and
                       Crockenberg and      Garcia, P.C.
                       Garcia, P.C.         650 Thatcher
                                            Building
                                            Pueblo, CO 81003

 Roger F. Greaves      Consultant           24021 Alder Place
                                            Calabasas, CA 91302



                               EXECUTIVE OFFICERS

 NAME                  PRESENT PRINCIPAL    BUSINESS ADDRESS
                       OCCUPATION

 Malik M. Hasan,       Chairman and Chief   c/o Foundation
 M.D.                  Executive Officer    Health
                                            Systems, Inc.
                                            21600 Oxnard
                                            Street, Woodland
                                            Hills, CA 91367

 Jay M. Gellert        President and Chief  c/o Foundation
                       Operating Officer    Health
                                            Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Dale T. Berkbigler,   Executive Vice       c/o Foundation
 M.D.                  President of Medical Health
                       Affairs and Chief    Systems, Inc.
                       Medical Officer      21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 B. Curtis Westen,     Senior Vice          c/o Foundation
 Esq.                  President, General   Health
                       Counsel and          Systems, Inc.
                       Secretary            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Robert Natt           President of FHS     c/o Foundation
                       North Eastern        Health
                       Division             Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Arthur M. Southam,    President of FHS     c/o Foundation
 M.D.                  California Division  Health
                                            Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Michael D. Pugh       President of FHS     c/o Foundation
                       Western Division     Health
                                            Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Maurice Costa         President of FHS     c/o Foundation
                       Workers'             Health
                       Compensation         Systems, Inc.
                       Division             21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Gary Velasquez        President of FHS     c/o Foundation
                       Government           Health
                       Operations Division  Systems, Inc.
                       and Specialty        21600 Oxnard Street
                       Services Division    Woodland Hills, CA
                                            91367

 Alex Labak            Senior Vice          c/o Foundation
                       President and Chief  Health
                       Marketing Officer    Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367


 Dale Terrell          Senior Vice          c/o Foundation
                       President and Chief  Health
                       Information Officer  Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367

 Phil Katz             Senior Vice          c/o Foundation
                       President and Chief  Health
                       Technology Officer   Systems, Inc.
                                            21600 Oxnard Street
                                            Woodland Hills, CA
                                            91367